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                                                                      Exhibit 20


                            Proposal to Recapitalize
                               Prime Retail, L.P.
                               ------------------

I. PREFERRED STOCK EXCHANGE OFFER.

         The first step of the recapitalization would be to redeem all of the existing Series A and Series B preferred stock for either cash or two newly-issued securities (the "Preferred Exchange Offer"). Existing Series A preferred shareholders would be offered the opportunity to exchange each Series A preferred share for either (a) $l5.00 in cash, or (b) a combination of (i) a new convertible preferred share (the "New Preferred") with a liquidation preference of $25.00, providing for the payment of a 4.0% dividend after a six month grace period, escalating to a 5.0% dividend on the second anniversary of the first dividend payment date, and convertible into six (6) PRT common shares at anytime, plus (ii) a non-interest bearing, unsecured promissory note in the principal amount of $5.00 (the "Accrued Dividend Note") that requires, starting on the second anniversary, the payment of ten quarterly installments of, at the company's election, either $.50 in cash or $.50 in PRT common stock at the then current market price (but in no event less than $2.s0 per common share). Existing Series B preferred shareholders would be offered the opportunity to exchange each Series B preferred share for either (a) $9.00 in cash, or (b) for
 .85 of a New Preferred Share and .85 of an Accrued Dividend Note.

         PRT would have no obligation to redeem for cash more than 30% of the Series A preferred and no more than 20% of the Series A preferred. In the event a greater percentage of shares are tendered for cash, then such shareholders would receive a pro rata redemption in cash and the balance in a proportionate percentage of New Preferred Stock and the Accrued Dividend Note. For example, if 60% of the Series A preferred shares are tendered for cash, then each Series A preferred share would receive $7.50 in cash and .5 of a New Preferred Share and
 .5 of an Accrued Dividend Note.

         Assuming the maximum Series A and Series B preferred shareholders elect to receive cash, and to set aside a sufficient reserve to complete certain capital improvements, PRT would need to raise the following funds:

                                                                        (000's)
                                                                      ----------
Retire Fortress Mezzanine Debt (est. 9/l/01 bal.)                        $74,000
Pay Fortress Exit Fee                                                      3,000
Redeem 30% of the Series A Preferred (@ $15.00)                           10,350
Redeem 20% of the Series B Preferred (@ $9.00)                            14,090
Fund Rehab Reserve                                                         3,000
                                                                      ----------
         Total Capital Needs                                             104,440


         These capital needs would be funded through a combination of asset sales and the placement of a newly issued convertible debenture. The assumed asset sales are:

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
                                                                      Mortgage            Net Cash
                                             Net Sales Price        Debt & Costs          Proceeds
                                             ---------------        ------------          --------
         Nomura Bridge Assets                   $    135,000        $    112,000        $     23,000
         Birch Run Receivable                         10,700                   -              10,000
         Williamsburg Receivable                       7,000                 900               6,100
         Camirillo Land                                8,000               6,000               2,000
         Edinburgh Outlet Center                      32,500              17,500              15,000
         San Marcos Land                                 425                  25                 400
                                                ------------        ------------        ------------
                  Total                         $    193,625        $    136,425        $     57,200
                                                ------------        ------------        ------------


         Simultaneous with the consummation of the foregoing asset sales, PRT would secure a commitment from one or more institutions to purchase a publicly-registered convertible debenture in PRT on the following terms (the "Convertible Debenture"):

AMOUNT:                 Up to $80.0 million.

TERM: Five years with a one-year lock-out and optional redemption thereafter at 108% of par value, declining 2.0% per year thereafter.

RATE: LIBOR plus 8.0% payable quarterly in arrears, increasing to LIBOR plus 10.0% after the second anniversary.

COLLATERAL:             Unsecured.

COVENANTS:              (a)    Total debt to EBIDTA not to exceed 8.0x for three
                               successive quarterly periods.

                        (b) No new debt will be senior to the Convertible Debenture other than conventional first mortgage debt (not to exceed 70% LTV) and a $25.0 million corporate line of credit.

CONVERSION RATE:        After the first anniversary, convertible at par into PRT
                        common stock at a $2.00 share price.

MANDATORY PREPAYMENT:   100% of any excess mortgage proceeds from the
                        refinancing of the Nomura Mega Deal VI loan on November
                        11, 2003.

CONDITION TO FUNDING:   The obligation of the investors to purchase the
                        Convertible Debenture shall be conditioned on no less than 66.7% of the Series A and Series B preferred shareholders, each voting as a class, to accept the Preferred Exchange Offer.

II. PERFORM OPERATING RESULTS AFTER THE RECAPITALIZATION.

         After the sale of assets and the completion of the Preferred Exchange Offer, the preform net cash flow of PRT would be $.52 per common share on a primary basis ($.31 per share on a

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diluted basis), calculated as follows:


Property NOI (2001)                                            $140,948                   $120,723

Joint Venture and Other Income                                 4,800                      4,800

Interest Income                                                -                          1,500

Less: Mortgage Interest Expense (See Exhibit A)                (72,410)                   (55,730)

Less: G&A Expense                                              (13,000)                   (13,000)

Net Income                                                     60,338                     57,293

Less: Principal Amortization                                   (11,249)                   (10,258)

Less: Tenant Finish                                            (6,000)                    (5,000)

Less: Base Building Cap Exp.                                   (4,500)                    (3,500)

Add: CAM Reimbursement                                         2,500                      2,000

         Net Operating Cash Flow                               $41,089                    41,535

Less:   Less Preferred Dividend                                                           (6,000)

Less:   Preferred Dividends                                                               (6,933)

Net Cash Flow to Common Shareholders                                                      $28,602

         Per Common Share ($54,00,000 shares)                                             $.52

         Per Diluted Share (134,965,000 shares)(1)                                        $.31





1.  The amount of fully-diluted common shares is calculated as follows:

                  Existing Common                                                      54,500,000

                  New Preferred (6,933,125 x 6.0)                                      41,598,750

                  Accrued Dividend Notes                                               13,866,250

                  Convertible Debentures                                               25,000,000
                                                                                     ------------

                           Fully-diluted Shares                                       134,965,000
                                                                                     ============

         Assuming the company reinstates a $.30 common dividend, the common stock should trade

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to a 10% to 12% dividend yield, resulting in an estimated common share price in the range of $2.50 to $3.00 per share.

         From the perspective of an investor in the Convertible Debentures, the total return is forecast to range from 13.2% to 62.0% under the following scenarios:

                         EVENT                                                             IRR
--------------------------------------------------------------------------------         -------

IRR Holder is redeemed at par after five years. Holder is at 106% after two               13.2%
years upon the refinancing of the 15.0% Nomura Mega VI.

Holder converts on the first anniversary and sells common stock on the                    22.9%
fifth anniversary at $3.00 per share.

Holder converts on the first anniversary and sells common stock on the                    28.5%
third anniversary at $3.00 per share.

Holder converts on the first anniversary and sells common stock on the                    62.0%
first anniversary at a $3.00 share price.

         From the perspective of the existing preferred shareholders, and assuming PRT common stock trades to $3.00 per share, Series A preferred shareholders who elect to receive New Preferred Stock and the Accrued Dividend Note and then convert into PRT common stock, would receive a total value of $23.00 per share. In addition, the Series A preferred shareholder's annual dividend income would increase, upon conversion, from $1.00 per share to $1.80 per share (excluding the quarterly payments on the Accrued Dividend Note). Series B preferred shareholders who elect to receive New Preferred Stock and the Accrued Dividend Note would receive a total value of $19.55 per share. In addition, the Series B preferred shareholders annual dividend income would increase, upon conversion, from $.85 per share to $1.53 per share (excluding the quarterly payments on the Accrued Dividend Note).

         Assuming a $3.00 common share price, PRT would have the following pro forma balance sheet after the recapitalization:

                                         Before                         After
                                       Conversion                     Conversion
                                       ----------                     ----------
                                 (000'S)           %            (000'S)            %
                                ---------        -----         ---------         -----
Mortgage Debt                 $  717,700         62.7%        $  717,700         63.9%
Convertible Debentures            50,000          4.4%                 -            -
Accrued Divided Notes             34,665          3.0%                 -            -
Preferred Equity                 173,328         15.1%                 -            -
Common Equity                    163,500         14.3%           404,895         36.1%
         Total                $1,144,193        100.0%        $1,122,395        100.0%

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Due to the significant increase in the annual dividend rate, I would expect that most holders of both the Convertible Debentures and the New Preferred would convert to PRT common stock. If some holders of the Convertible Debentures do not convert, I would expect PRT to redeem the remaining Convertible Debentures upon the refinancing of the Nomura Mega Deal VI in November of 2003. At that time, the Nomura loan balance will be approximately $340.0 million and the assets pledged to the facility will have an estimated NOI of $65.0 million. At a
1.6 to 1.0 coverage ratio with a 9.5% constant, these assets should be able to be refinanced for up to $430.0 million in first mortgage proceeds.

III. MANAGEMENT AND CORPORATE GOVERNANCE.

         Upon the closing of the recapitalization, the board of directors of PRT would be reconstituted to include representatives from the New Preferred shareholders and the Convertible Debenture holders.

IV. CONCLUSION.

         I believe the foregoing recapitalization solution would be in the best interest of BOTH the preferred and the common shareholders and, therefore, would have a likely chance of being approved by two-thirds of all classes of shareholders. From a preferred shareholders standpoint, it provides an option for either cash, at a substantial premium to the current market price, or a new preferred security with a reasonable expectation to realize $19.55 (Series B) to $23.00 (Series A) in value plus an annual dividend ranging from $1.53 (Series B) to $1.80 (Series A) (excluding the quarterly payments on the Accrued Dividend
Note).

          From a common shareholders standpoint, it would maximize the potential market value and reinstate a $.30 common dividend. Moreover, there would be no negative tax implications for either shareholders and/or unitholders.